[redacted]

03013690

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. R. Gilboy & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1936 Weddington Road
(No. and Street)

Matthews (City) NC (State) 28104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra A. Gilboy 704-844-8665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Odom PLLC
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd., Suite 516, Charlotte, NC 28211
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2003
WASH, D.C.
208
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19

OATH OR AFFIRMATION

I, Debra A. Gilboy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P. R. Gilboy & Associates, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public My Commission Expires Feb. 26, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

DIXON ODOM PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
P. R. Gilboy & Associates, Inc.
Weddington, North Carolina

We have audited the accompanying statement of financial condition of P. R. Gilboy & Associates, Inc., as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P. R. Gilboy & Associates, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, on pages 9 to 13, inclusive, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Odom PLLC

January 24, 2003

6525 Morrison Boulevard
Suite 516
Charlotte, NC 28211-3563
704-364-5414, Fax 704-364-8422

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Cash	$	98,947
Cash held by clearing agent		100,076
Investment in securities:		
Marketable, at market value		511,694
Not readily marketable, at estimated fair value		46,100
Bond trading account		955,091
Property and equipment, net		30,924
Security deposit		1,673
	$	1,744,505

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$	4,355
Accrued retirement plan contribution		35,872
Bond trading liability		955,091
TOTAL LIABILITIES		995,318
STOCKHOLDERS' EQUITY		
Common stock, $1 par value		
Authorized – 100,000 shares		
Issued and outstanding – 1,000 shares		1,000
Additional paid-in capital		741,212
Retained earnings		6,975
		749,187
	$	1,744,505

See accompanying notes.

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2002

INCOME	
Trading profits	$ 573,332
Unrealized losses on investment in securities	(335,344)
Interest and dividends	53,751
Other	1,305
TOTAL INCOME	293,044
EXPENSES	
Employee compensation and benefits	421,430
Communications and data processing	52,516
Occupancy	22,826
Travel, entertainment and meals	19,836
Other operating expenses	130,699
TOTAL EXPENSES	647,307
NET LOSS	$ (354,263)

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2002

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2001	$ 1,000	$ 741,212	$ 361,238	$ 1,103,450
Net loss	–	–	(354,263)	(354,263)
Balances, December 31, 2002	$ 1,000	$ 741,212	$ 6,975	$ 749,187

See accompanying notes.

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTVITIES	
Net loss	$ (354,263)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	6,489
Unrealized losses on investment in securities	335,344
Changes in operating assets and liabilities:	
Decrease in cash held by clearing agent	44
Increase in accounts payable	83
Increase in accrued retirement plan contribution	1,044
NET CASH USED BY OPERATING ACTIVITIES	(11,259)
CASH FLOWS FROM INVESTING ACTIVITIES	
Equipment purchases	(2,656)
NET DECREASE IN CASH	(13,915)
CASH, BEGINNING	112,862
CASH, ENDING	$ 98,947

See accompanying notes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

P. R. Gilboy & Associates, Inc. (the "Company") operates in Weddington, North Carolina buying and selling fixed-income securities, primarily to institutional investors. The Company is incorporated under the laws of the state of North Carolina and is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

Securities Transactions

Securities transactions and related gains and losses were recorded on a trade-date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The investment in the common stock of one company constitutes 79% of the total investment in securities.

Property and Equipment

Depreciation is provided on a straight-line basis using estimated useful lives which range from five to seven years.

Income Taxes

The Company has elected to be treated as an S corporation as defined in the Internal Revenue Code. As an S corporation, the Company pays no Federal or state income taxes as such taxes become the obligation of the stockholders. Accordingly, the accompanying financial statements do not provide for Federal or state income taxes.

Use of Estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. These accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of NASD, the Company is subject to the SEC's Uniform Net Capital Rule which requires the maintenance of minimum net capital. The Company does not carry customer accounts and therefore is required to have minimum net capital (as defined) of $100,000. Net capital at December 31, 2002 was $486,291.

NOTE C – BOND TRADING ACCOUNT

Bonds purchased and sold through a trading account with one clearinghouse. The bonds are carried at cost and are offset by a corresponding trading liability. The bond trading liability is collateralized by all assets of the Company.

NOTE D – PROPERTY AND EQUIPMENT

At December 31, 2002 property and equipment consist of the following:

Office equipment	$	13,029
Vehicle		32,290
		45,319
Less accumulated depreciation		14,395
	$	30,924

NOTE E – LEASE OBLIGATION

The Company occupies office space pursuant to a five-year operating lease agreement. Future minimum rental payments due under this lease at December 31, 2002 are as follows:

Year Ending December 31,		
2003	$	21,881
2004		22,537
2005		1,883
	$	46,301

Rental expense for the year ended December 31, 2002 was $21,235.

NOTE F – RETIREMENT PLAN

After a full year of employment, employees are eligible for employer contributions to the Company's SEP retirement plan. Contributions for the year ended December 31, 2002 were $35,872.

NOTE G – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in trading activities with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTAL SCHEDULES

DIXON ODOM PLLC
Certified Public Accountants and Consultants

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors
P. R. Gilboy & Associates, Inc.
Weddington, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of P. R. Gilboy & Associates, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6525 Morrison Boulevard
Suite 516
Charlotte, NC 28211-3563
704-364-5414, Fax 704-364-8422

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 24, 2003

P. R. GILBOY & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Total stockholders' equity	$ 749,187
Deductions and/or changes	
Nonallowable assets:	
Securities not readily marketable	46,100
Property and equipment, net	30,924
Security deposit	1,673
	78,697
Net capital before haircuts on securities positions	670,490
Haircuts on securities:	
Trading and investment securities	133,690
Undue concentration	50,509
	184,199
Net Capital	$ 486,291
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 40,227
Minimum net capital requirement	$ 100,000
Excess net capital at 1500%	$ 386,291
Excess net capital at 1000%	$ 482,268
Ratio of aggregate indebtedness to net capital	8%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002):	
Net capital as reported in Part II of FOCUS report	$ 486,291
Audit adjustments	–
Net capital per above	$ 486,291

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

P. R. Gilboy & Associates, Inc. did not carry any balances for customers as of December 31, 2002 or at any time during the year from January 1, 2002 through December 31, 2002 and is therefore exempt from this computation requirement.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

P. R. Gilboy & Associates, Inc. did not hold any fully paid or excess margin securities for customers as of December 31, 2002 or at any time during the year from January 1, 2002 through December 31, 2002 and this requirement for information is therefore not applicable.